SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

A&Q Long/Short Strategies Fund LLC

(Name of Issuer)

A&Q Long/Short Strategies Fund LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Matthew Richards

UBS Hedge Fund Solutions LLC

600 Washington Boulevard

Stamford, Connecticut 06901

(203) 719-1428

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") filed by A&Q Long/Short Strategies Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $37,000,000 of limited liability company interests in the Fund ("Interests") at a price equal to their net asset value as of June 30, 2022, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired at the end of the day on April 18, 2022, at 12:00 midnight, New York time.

2.       $6,083,366 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q Long/Short Strategies Fund LLC

By:	/s/ Dylan Germishuys
Name:	Dylan Germishuys
Title:	Authorized Signatory

September 15, 2022

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.